

December 23, 2020

Tim Vanderhook
Chief Executive Officer
Viant Technology Inc.
2722 Michelson Drive, Suite 100
Irvine, CA 92612

> **Re: Viant Technology Inc.**
> **Amendment No. 1 to Draft Registrant Statement on Form S-1**
> **Submitted December 9, 2020**
> **CIK: 0001828791**

Dear Mr. Vanderhook:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 Filed December 9, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Our Results of Operations, page 81

1. You state in your response to prior comment 10 that the customer's decision as to which pricing model they choose impacts the manner in which you recognize revenue rather than the performance of the business. Considering revenue is typically evaluated to assess the overall performance of a business, it appears that a breakdown of your GAAP revenue is relevant to an understanding of your performance. In this regard, your revised disclosures indicate that you expect the percentage of revenue recognized on a net basis will increase over time. As this shift in GAAP revenue due to the pricing models selected may impact the percentage growth in your overall revenues, in an effort to add context to these

potential trends, please tell us and revise to separately disclose the GAAP revenue recognized from MSA versus IO arrangements for each period presented.

Use of Non-GAAP Financial Measures, page 83

2. We have evaluated your response to prior comment 16 and continue to believe that by presenting revenue and total operating expenses net of direct costs, you have substituted an individually tailored revenue recognition principle for GAAP revenue and expenses. Please remove these measures from your non-GAAP disclosures. Similarly, please revise your measure of non-GAAP net revenue per active customer to comply with the non-GAAP guidance. Refer to Item 10(e)(4)(ii) of Regulation S-K, Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

Results of Operations
Comparison of the Years Ended December 31, 2018 and 2019, Revenue, page 85

3. You state in your response to prior comment 13 that 90% of your revenue in 2019 was from existing customers; however, in your revised disclosure you indicate that a "substantial majority" of your revenue in 2019 was from existing customers. Please revise to remove this qualitative language in favor of specific quantification so that readers can assess trends in this metric from period-to-period. In this regard, we note that you provided similar qualitative disclosure in your comparison of interim periods, and therefore readers are unable to determine whether the percentage of revenue derived from new customers is increasing or decreasing. Similarly, clarify in quantified terms how Adelphic contributed "meaningfully" to your revenues in fiscal 2019.

Executive Compensation, page 122

4. We note your response to prior comment 22. Please note that executive compensation disclosure for the year ended December 31, 2019 is required to be included in your registration statement as that information previously was required to be provided in response to a Commission filing requirement. Refer to Instruction 1 to Item 402(c) of Regulation S-K.

Concentration of Risk, page F-14

5. We note your response to comment 23 and your revised risk factor disclosures. Please tell us the number of individual advertising agencies that comprise the two advertising agency holding companies that account for more than 10% of your revenue for fiscal 2019. Tell us the percentage of revenue attributable to each of the agency holding companies in fiscal 2019 and to date in fiscal 2020. Also, explain further how you considered whether the loss of either of these agencies might impact your operations and why further disclosure regarding reliance on these holding companies is not necessary. In this regard, you state that if the holding companies exert control over the individual agencies, any loss or relationships with such holding companies and, consequently, their agencies, local

branches or divisions as customers, could significantly harm your business.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Stewart McDowell